UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  6 )*

Team, Inc.
(Name of Issuer)

Common Stock, $0.30 par value
(Title of Class of Securities)

878155100
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor, New York, NY 10017 Telephone Number: 646-863-7152
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Opportunities Qualified Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

953,650

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

953,650

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

953,650

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Horizon Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

249,942

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

249,942

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,942

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Horizon II Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

250,952

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

250,952

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,952

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Soderlund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,544

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the information set forth in the Schedule 13D filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 12, 2021, Amendment No. 2 filed on February 15, 2022, Amendment No. 3 filed on September 19, 2022, Amendment No. 4 filed on October 5, 2022 and Amendment No. 5 filed on November 22, 2022 (collectively the “Schedule 13D”) relating to the common stock, $0.30 par value (the “Shares”) of Team, Inc., a Delaware corporation (the “Issuer”), whose address for its principal executive offices is 13131 Dairy Ashford, Suite 600, Sugar Land, Texas 77478. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.  The share numbers set forth herein reflect a one-for-ten reverse stock split implemented by the Issuer on December 22, 2022.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP, each a Cayman Islands exempted limited partnership (collectively, the “Funds”); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Funds; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the “Investment Adviser”), which has been delegated investment authority over the assets of the Funds by the General Partner; (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (v) Mr. Eric Soderlund, who serves as a managing member of the General Partner and the Investment Adviser (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Barrett and Mr. Soderlund are citizens of the United States.

(b), (c)
Each of the Funds is principally engaged in the business of investing in securities.  The principal business address of the Funds is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Funds. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Funds. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser.  The business address of each of Mr. Barrett and Mr. Soderlund is 12 East 49th Street, 40th Floor, New York, NY 10017.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof (i) Corre Opportunities Qualified Master Fund, LP may be deemed to be the beneficial owner of 953,650 Shares, constituting 21.9% of the Shares, (ii) Corre Horizon Fund, LP may be deemed to be the beneficial owner of 249,942 Shares, constituting 5.7% of the Shares, (iii) Corre Horizon II Fund, LP may be deemed to be the beneficial owner of 250,952 Shares, constituting 5.8% of the Shares and (iv) each of the General Partner, the Investment Adviser, Mr. Barrett and Mr. Soderlund may be deemed to be the beneficial owner of 1,454,544 Shares, constituting 33.3% of the Shares, in each case based on 4,361,865 Shares outstanding as of May 9, 2023, as determined based on reports by the Issuer.

Corre Opportunities Qualified Master Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 953,650 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 953,650 Shares.

Corre Horizon Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 249,942 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 249,942 Shares.

Corre Horizon II Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 250,952 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 250,952 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,454,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,454,544 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,454,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,454,544 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,454,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,454,544 Shares.

Mr. Soderlund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,454,544 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,454,544 Shares.

The Reporting Persons have not, either directly or indirectly, effected any transactions in the Shares since their most recent filing of Schedule 13D.

(e) N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On May 24, 2023, the Funds entered into a debt commitment letter (the “Debt Commitment Letter”) with the Issuer in order to provide the Issuer with a new $57.5 million, 12% senior secured first lien term loan maturing in December 2026 and comprised of a $37.5 million term loan tranche and a $20 million delayed draw term loan tranche (the “Corre Secured Term Loan”), subject to certain closing conditions. The Debt Commitment Letter also provides, among other things that Corre’s existing subordinated term loan (together with the Corre Secured Term Loan, the “Corre Term Loan Facilities”) will become secured on a pari passu basis to the Corre Secured Term Loan. The Issuer expects to use the proceeds from the Corre Secured Term Loan to repay in full the Issuer’s remaining $41 million of Convertible Notes due August 2023 and for general corporate purposes.

As a condition to the effectiveness of the transactions contemplated by the Debt Commitment Letter, the Investment Adviser's board designation rights, would be amended to provide for, among other things: (i) the right to appoint two directors to the Issuer’s board of directors at any time that the Funds beneficially own 15% or more of the combined voting power of the Issuer’s equity interests, or one director at any time that the Funds beneficially own at least 5%, but less than 15%, of the combined voting power of the Issuer’s equity interests and (ii) the right to appoint one additional director as long as the Funds or one of their affiliates holds any indebtedness or has any undrawn commitment to fund indebtedness of the Issuer or any of its subsidiaries solely in respect of (a) the Corre Term Loan Facilities, (b) the Delayed Draw Term Loans (as defined in that certain Credit Agreement, dated as of February 11, 2022 (as amended from time to time), by and among the Issuer, as borrower, each of the lenders party thereto, and Eclipse Business Capital LLC, as agent) or (c) any future refinancings, extensions, rollovers or modifications of either the Corre Term Loan Facilities or the Delayed Draw Term Loans held by the Funds or their affiliates as of May 24, 2023.

The closing of the transactions contemplated by the Debt Commitment Letter is expected to occur in the second quarter of 2023 and is subject to the negotiation of definitive documentation based on the Debt Commitment Letter and the satisfaction of customary conditions prior to closing.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2023
(Date)

Corre Opportunities Qualified Master Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Horizon Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett Name: John Barrett Title: Managing Member
Corre Horizon II Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett*

/s/ John Barrett

Eric Soderlund*

/s/ Eric Soderlund

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).